

May 20, 2015

Joseph W. Major
Chairman and Chief Executive Officer
The Victory Bancorp, Inc.
548 North Lewis Road
Limerick, PA 19468

> **Re:** **The Victory Bancorp, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 23, 2015**
> **File No. 024-10447**

Dear Mr. Major:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I – Notification

Item 4. Jurisdictions in which Securities Are to be Offered

1. We note that your response to Item 4(b) states that your common stock both "will be offered" and "are being offered." Please revise this apparent discrepancy. To the extent shares are being, or already have been, offered pursuant to your Offering Circular, please tell us how you complied with Rule 255 under the Securities Act.

Part II – Offering Circular

General

2. Please provide a signed and dated consent from your independent accountant in your next amendment.

3.   Please revise your Offering Circular so that your disclosure under the heading "Dilution" on page 25 and under the heading "The Offering" beginning on page 74 immediately follows your Risk Factor disclosure. Refer to Items 3 and 4 of Model B.

Cover Page

4.   Please revise to set forth the approximate date of commencement of proposed sale to the public as well as the termination date of your offering.

5.   Revise to move the second paragraph to elsewhere in the Prospectus after the risk factors section.

6.   Please revise to disclose that this is best efforts minimum/maximum offering with the possibility of an initial closing once you have received a minimum of $3.0 million in subscriptions, as disclosed on page 5. Further revise to disclose the minimum purchase requirements and limitations of your offering, that you may waive such requirements, that subscriptions are irrevocable, and the material terms of your escrow agreement, including whether subscriptions will be returned with or without interest if you terminate the offering before your initial closing and the rate of any interest.

7.   Please revise the table in the center of the cover page to present the minimum and maximum offering with no reduction for offering expenses. Disclose your offering expenses by footnote. See Item 1 of Offering Circular Model B in Form 1-A.

Offering Circular Summary

Overview, page 2

8.   We note your disclosure that you "will consider strategic acquisitions as an additional means of growth." Please further disclose that you "do not have any immediate plans, arrangements or understandings relating to any specific acquisition or similar transactions," as stated on page 21.

Selected Consolidated Financial Information

Non-GAAP Financial Measures, page 9

9.   Please revise your next amendment to include the reconciliations from the non-GAAP financial measures presented throughout the document to the most directly comparable GAAP financial measure as required by Item 10(e) of Regulation S-K.

Dilution, page 25

10.   Please revise the last sentence of the second paragraph to indicate the second column
assumes E preferred holders converting all of their shares to common at a price of $5.07
per common share. In addition, change the last line of the Table from dilution to existing
holders to "immediate dilution to new purchasers." See Item 3 in the Offering Circular
Model B to Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Allowance for Loan Losses, page 34

11.   We note your disclosure on page 10 in Risk Factors that some of the loans in your
portfolio are unseasoned. Please tell us and revise your next amendment to disclose how
you consider all historical loss experience when collectively evaluating loans for
impairment and discuss the historical periods specifically considered in your analysis. In
your disclosure, include additional disclosure regarding any adjustments made to
historical losses and, if applicable, discuss the specific facts and circumstances that is the
basis for such adjustments.

Results of Operations for the Years Ended December 31, 2014 and December 31, 2013, page 41

12.   We note your disclosure that the decrease in the provision for loan losses in 2014 was
primarily due to the decrease in loans delinquent 30-90 days. Please tell us and revise
your next amendment to provide a more robust and detailed discussion of how you
determined provision for loan losses in the periods presented. Your disclosure should
discuss, as appropriate, but not be limited to addressing the increase in impaired loans,
past due loans 90+ days past due and non-accrual loans (NALs) from December 31, 2013
to December 31, 2014.

13.   We note the provision for loan losses for the unallocated portion of the Allowance for
Loan Losses decreased by $285 thousand during 2014 after increasing by $261 thousand
during 2013. Please tell us and revise your next amendment to more clearly discuss how
the unallocated portion of the Allowance for Loan Losses is determined and the reasons
for the fluctuations in the periods presented.

14.   Noting the significance of the decrease in SBA loan sales, consider revising the
"Overview" section as well as adding a risk factor if this trend is expected to have a
future material impact on the Company's profitability.

Management of Victory Bancorp and Victory Bank

Transactions with Certain Related Persons, page 56

15.   Please revise the last paragraph on this page to account for any transaction or series of similar transactions during the past two years, or presently proposed, where the amount of the transaction or series of transactions exceeded $50,000. Refer to Instruction 1(d) to Item 11 of Model B. Similarly revise your disclosure to cover transactions with your executive officers, directors, or any relatives of the foregoing persons, including a spouse or a spouse's relative, who has the same house as such person. Refer to Item 11(5) of Model B.

Stock Ownership, page 57

16.   We note your disclosure on page 75 of intended purchases in this offering by your directors and executive officers. Please revise your tabular disclosure to include column (4) from Item 10(a) of Model B.

Description of Victory Bancorp Capital Stock

Preferred Stock

Series F Preferred Stock, page 73

17.   We note your disclosure that in March 2016 the dividend rate on your Series F preferred stock will increase from 1% to 9%. Please tell us what consideration you gave to discussing this change in your Risk Factors or Management's Discussion and Analysis of Financial Condition and Results of Operation of Victory Bancorp.

Exhibit Index

Legal Opinion

18.   Please either delete the last sentence of your legal opinion or revise to state that purchasers of the securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin 19.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Erich Hellmold, Esq.